CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2010
Earnings from continuing operations	$35,186		$185,155		$257,788
Equity loss (income) and dividends from investees	1,129		(36,718)		(33,421)
Income taxes	17,389		97,256		98,560
Earnings from continuing operations before income taxes	$53,704		$245,693		$322,927
Fixed charges:
Interest, long-term debt	$19,332		$40,130		$73,265
Interest, other (including interest on short-term debt)	4,586		9,107		11,006
Amortization of debt expense, premium, net	745		1,433		2,161
Portion of rentals representative of an interest factor	106		218		472
Interest of capitalized lease	490		988		2,011
Total fixed charges	$25,259		$51,876		$88,915
Earnings from continuing operations before income taxes	$53,704		$245,693		$322,927
Plus: total fixed charges from above	25,259		51,876		88,915
Plus: amortization of capitalized interest	162		341		544
Earnings from continuing operations before income taxes and fixed charges	$79,125		$297,910		$412,386
Ratio of earnings to fixed charges	3.13	x	5.74	x	4.64	x
Total fixed charges from above	25,259		51,876		88,915
Preferred stock dividends	17		35		64
Total fixed charges and preferred stock dividends	25,276		51,911		88,979
Ratio of earnings to combined fixed charges and preferred stock dividends	3.13	x	5.74	x	4.63	x